                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 3)*
                                       of
                            Vanderbilt Partners, L.P.

                    Under the Securities Exchange Act of 1934

                          CREDIT ACCEPTANCE CORPORATION
                                (Name of Issuer)


                     Common Stock, Par Value $.01 per share
                         (Title of Class of Securities)

                                    225310101
                                 (CUSIP Number)



                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 March 29, 2000
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No. 225310101
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
                       (7)  Sole Voting Power
                            TBC has sole voting power with respect to 2,132,698 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each
Reporting Person             0 shares
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                             0 shares, except that certain of the member
                             of TBC may be deemed to have sole power to vote
                             certain shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                             2,212,651 shares held in accounts of TBC (as
                             hereinafter defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,212,651 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.78%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     BD IA & 00

CUSIP No.  225310101
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                             79,953 shares, except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.


Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each
Reporting Person             0 shares
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                             79,953 shares, except that the general partners
                             in TBK, solely by reason of their positions as
                             such, may be deemed to have shared power to vote
                             these shares.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                             0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     79,953 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.17%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     PN

CUSIP No.  225310101
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                             0 shares

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                             0 shares
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                             0 shares

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     0 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     PN

PRELIMINARY NOTE

         The persons filing this Amendment No. 3 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 3 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated October 14, 1998 ( the "Statement"). The filing of this Amendment No. 3 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 3 relates to the Common Stock, $.01 par value (the "Common Stock"), of Credit Acceptance Corporation (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 3 is a company organized under the laws of Michigan, with its principal executive offices at 25505 West Twelve Mile Road, Suite 3000, Southfield, MI 48034-8339.

         This Amendment No. 3 is being filed because the filing persons are no longer subject to the filing requirements under Section 13(d)(3) of the Securities Exchange Act (the "Act") as a result of the disposition of their respective shares of Common Stock in open market transactions.

         This Amendment No. 3 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 3, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 2,212,651 shares of Common Stock, which constitutes approximately 4.78% of the 46,298,904 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 79,953 shares of Common Stock, which constitutes approximately 0.17% of the 46, 298,904 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As a result of the disposition of 53,520 shares of Common Stock, Vanderbilt does not beneficially own directly own any shares of Common Stock.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 2,292,604 shares, which constitutes approximately 4.95% of the 46,298,904 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 2,292,604 shares, which constitutes approximately 4.95% of the 46,298,904 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 79,953 shares of Common Stock which constitutes approximately 0.17% of the 46,298,904 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 2,212,651 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 2,132,698 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 2,132,698 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) Transactions in Common Stock effected by TBC, TBK and Vanderbilt since January 12, 2000, the date of the persons' last filing on Schedule 13D and ended as of the date hereof are set forth below:

                         NO OF SHARES                                    PRICE
TBC ACCOUNTS              PURCHASED                 SOLD               PER SHARE
01/18/00                                          18,350               $ 3.8808
01/19/00                                             645               $ 4 7/32
01/21/00                                           1,560               $ 4 3/16
01/24/00                                           1,360               $ 5 1/2
01/25/00                                           1,010               $ 4 9/16
01/26/00                                             100               $ 5
02/07/00                                           1,530               $ 4 3/4
02/09/00                                             355               $ 4 3/4
02/10/00                                           2,365               $ 4 1/16
02/14/00                                          13,740               $ 4 1/2
02/15/00                                             705               $ 4 3/8
02/18/00                                           1,835               $ 4 5/8
02/22/00                                             165               $ 4 1/2
02/23/00                                          39,211               $ 4 9/16
02/24/00                    1,685                                      $ 4 9/16
02/25/00                                           5,080               $ 4 1/2
03/07/00                                             165               $ 4 5/8
03/08/00                                           1,655               $ 4.6898
03/09/00                                             175               $ 4 21/32
03/13/00                                           1,170               $ 4 5/8
03/14/00                                           1,625               $ 4 13/16
03/17/00                                           9,123               $ 4.9173
03/20/00                                           6,805               $ 4 1/16
03/27/00                                           5,895               $ 4 1/2
03/28/00                                             565               $ 4 1/2

Vanderbilt:
01/18/00                                          53,520               $ 3.8808

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) Vanderbilt ceased to be the beneficial owner of more than 5% of the Common Stock on January 18, 2000. TBC and TBK ceased to be the beneficial owner of more than 5% of the Common Stock on March 29, 2000.

                                    SIGNATURE


         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 3 is true, complete and correct.

                                       TWEEDY, BROWNE COMPANY LLC



                                       By /s/ Christopher H. Browne
                                          -------------------------
                                          Christopher H. Browne
                                          Member


                                       TBK PARTNERS, L.P.



                                       By /s/ Christopher H. Browne
                                          -------------------------
                                          Christopher H. Browne
                                          General Partner



                                       VANDERBILT PARTNERS, L.P.



                                       By /s/ Christopher H. Browne
                                          -------------------------
                                          Christopher H. Browne
                                          General Partner




Dated: April 3, 2000